ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 15, 2023

VIA EDGAR TRANSMISSION

Ms. Mindy Rotter
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
File Nos. 333-179562 and 811-22668
Dear Ms. Rotter:
This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) with respect to recent Form N-CSR and Form N-CEN filings, and fund fee structures for the series of the Trust and their respective fiscal year ends as set forth in the table below (each, a “Fund” and collectively, the “Funds”):

Series ID	Series Name	FYE Reviewed
S000065985	Aptus Collared Investment Opportunity ETF (formerly, Aptus Collared Income Opportunity ETF)	4/30/2023
S000062593	Aptus Defined Risk ETF	4/30/2023
S000054088	Aptus Drawdown Managed Equity ETF	4/30/2023
S000062252	Opus Small Cap Value ETF	4/30/2023
S000071790	Aptus International Enhanced Yield ETF (formerly, International Drawdown Managed Equity ETF)	4/30/2023
S000077779	Aptus Enhanced Yield ETF	4/30/2023
S000065204	The Acquirers Fund	4/30/2023
S000057712	ClearShares OCIO ETF	5/31/2023
S000062383	ClearShares Ultra-Short Maturity ETF	5/31/2023
S000069643	ClearShares Piton Intermediate Fixed Income ETF	5/31/2023
For your convenience, the comments have been reproduced with a response following each comment.
Comment 1.    With respect to the ClearShares OCIO ETF’s Annual Report, the Staff noted the Fund held the Mount Vernon Liquid Assets Portfolio, LLC which is not traded on an exchange, is valued at the investment company’s NAV per share as provided by the underlying fund administrator, and is classified as a Level 2 investment. Please explain in correspondence the following:
i.The due diligence performed to determine the NAV provided by the underlying fund’s administrator is appropriate.
ii.NAV errors, if any, reported by the underlying fund administrator. If yes, please include in the correspondence response the frequency and whether any reprocessing was required.
iii.Review processes undertaken resulting in the determination that the Level 2 classification was appropriate.
iv.Consultation with any independent service provider and whether there were any issues regarding the valuation and classification of this holding.

v.Compliance with the following prospectus statement: “The Fund will typically invest no more than 5% of its total assets in any single Underlying Investment or individual security.”

Response:    With respect to due diligence, the Trust notes that the Fund’s adviser has reviewed the offering documents and annual report for the underlying fund and has familiarity with the underlying fund’s administrator's processes and controls for valuation.

No NAV errors were reported by the underlying fund’s administrator.

In determining the Level 2 classification, the Fund’s adviser noted that the price of shares of the holding was observable from reports provided to the Fund from the underlying fund’s administrator. However, as this holding is a private fund and the prices are not active market quotes, the Fund’s adviser determined that Level 2 was the most appropriate classification. The Trust acknowledges that the FASB guidance regarding NAV as a practical expedient might be more appropriate, which would result in the underlying fund position being excluded from classification in Level 1, 2, or 3.

The Trust notes that the Fund’s independent auditor did not raise any issues regarding the valuation and classification of this holding.

The Trust notes that the Fund utilizes the underlying fund primarily for the investment of cash collateral received in connection with the lending of Fund securities, and that the above-referenced prospectus statement relates to the Fund’s principal investment strategy of “investing primarily” in Underlying Investments that provide exposure to a broad range of asset classes, rather than to the Fund’s use of collateral investment vehicles as part of its securities lending program.

Comment 2.    With respect to the Form N-CEN filed on July 14, 2023, there was a disclosed NAV error for the Aptus International Enhanced Yield ETF (formerly, International Drawdown Managed Equity ETF), as well as for the Defiance Next Gen H2 ETF. Please explain in correspondence for both funds the following:
i.Nature of the error.
ii.Dollar impact and whether any reprocessing was required.
iii.Confirmation that any affected shareholders were made whole.
iv.Reprocessing was accurate and confirm procedures have been implemented to minimize the recurrence of such types of error.

Response:    The Aptus International Enhanced Yield ETF’s NAV error was caused by an incorrect fair valuation pricing of a put option held by the Fund, resulting in an overstated NAV. The overstated NAV led to a gain to the Fund of $13,785. There was a creation unit purchase during the time of the NAV error in which the Authorized Participant overpaid for shares of the Fund caused by the incorrect NAV. A reimbursement of $13,785 was made to the Authorized Participant. The reimbursement was accurate and the Trust confirms that procedures have been implemented to minimize the recurrence of these types of errors.
The Defiance Next Gen H2 ETF’s NAV error was caused by the miscalculation of variable fees on two orders by Authorized Participants in the Fund, causing the Fund’s NAV to be overstated. The misstatement resulted in a gain to the Fund of $2,975. The error was less than half of 1% of the Fund’s NAV, so no reprocessing was required. The Trust’s administrator subsequently provided additional training to relevant staff members to avoid miscalculations going forward.

Comment 3.    With respect to The Acquirers Fund’s Annual Report, the Commencement of Operations date disclosed throughout the report, for example in the line graph and in notes to the financial statements is noted as May 14, 2019. The Commencement of Operations date noted in the audit opinion is May 19, 2019. Please explain in correspondence which date is the correct commencement date. If the audit opinion is wrong, please correct the opinion and file an amended N-CSR.
Response:    The Trust confirms that the correct commencement date is May 14, 2019. The date noted in the audit opinion reflects a scrivener’s error. The Trust notes that the commencement date is otherwise reflected correctly throughout the N-CSR. Going forward, the Trust confirms that it will ensure that the dates included in the audit opinion are accurate.
Comment 4.    With respect to each Fund with a unitary fee structure, the expense structure appears to be arranged in a unitary fee structure whereby the Fund’s Adviser is obligated to pay service providers on behalf of the Fund. Please describe in correspondence if each Fund’s Adviser is current with all payments to the Fund’s service providers. Additionally, describe if the agreements filed with the Commission contain provisions whereby a Fund is contractually obligated to pay such service provider.

Response:    To the Trust’s knowledge, as of the date of this correspondence, all advisers to the Funds are current with respect to their obligations to pay the Auditor, Fund Counsel, and Administrator. Pursuant to the investment advisory agreement between each adviser and the Trust, on behalf of the Funds, the adviser bears its own costs of providing services under the agreement and agrees to pay all expenses incurred by the Funds except for the management fee and certain other excluded expenses (emphasis added). “All expenses incurred by the Funds” include payments to the Funds’ service providers. Each Fund is contractually obligated to pay the Fund’s transfer agent, fund accountant, fund administrator, and custodian pursuant to service agreements between the Trust and the applicable service provider that are on file with the SEC. Together, the investment advisory agreement and the service provider agreements make the adviser responsible for all payments to the applicable service providers.

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If you have any additional questions or require further information, please do not hesitate to contact me at amber.kopp@usbank.com.

Sincerely,

/s/ Amber C. Kopp
Amber C. Kopp
U.S. Bank Global Fund Services,
as administrator for the Fund
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